UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Redwire Corporation (f/k/a Genesis Park Acquisition Corp.)

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75776W 103

(CUSIP Number)

David Bilger

c/o Genesis Park Holdings

2000 Edwards Street

Suite B

Houston, TX 77007

Telephone Number: (713) 489-4650

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Genesis Park II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,094,406(1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,094,406(1)(2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,094,406(1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2%(4)
14.	Type of Reporting Person (See Instructions) PN

(1)

Immediately prior to the consummation by Redwire Corporation (f/k/a Genesis Park Acquisition Corp.) (the “Issuer”) of the Initial Business Combination (as defined below), the Issuer effected the “Domestication” pursuant to which the Issuer changed its jurisdiction of incorporation from the Cayman Islands to the State of Delaware and in connection therewith, among other things, (a) the Issuer was renamed Redwire Corporation and (b) the Issuer’s Class A ordinary shares, par value $0.0001 per share (“Class A Shares”), and Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), were converted automatically by operation of law, on a one-for-one basis, into shares of the Issuer’s common stock, par value $0.0001 per share (“Common Stock”), as more fully described under the heading “Domestication Proposal” in the proxy statement/prospectus accompanying the Issuer’s registration statement on Form S-4 (File No. 333-257710) (the “Registration Statement”).

(2)

Includes (a) 4,094,406 shares of Common Stock held by Genesis Park Holdings (the “Sponsor”) following the conversion, in the Domestication, of the 4,094,406 Class B Shares then held by the Sponsor into shares of Common Stock and (b) 2,000,000 shares of Common Stock held by the Manager, of which (i) 1,000,000 shares of Common Stock are held by the Manager following the conversion, in the Domestication, of the 1,000,000 Class A Shares then held by the Manager into shares of Common Stock and (ii) 1,000,000 shares of Common Stock were purchased by the Manager in a private placement that was consummated substantially concurrently with the closing of the Initial Business Combination. The Sponsor is controlled by its Manager (as defined below), which is controlled by its General Partner (as defined below). Manager and General Partner have voting and dispositive power over the securities held by the Sponsor. Other than for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of Manager and General Partner disclaims any beneficial ownership of securities reported herein other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(3)

Excludes (a) 5,406,541 shares of Common Stock underlying 5,406,541 warrants to purchase Common Stock held by the Sponsor (“Private Placement Warrants”) following the conversion, in the Domestication, of the Issuer’s warrants to purchase Class A Shares into warrants to purchase Common Stock, which Private Placement Warrants are not presently exercisable and are not exercisable within 60 days from the date hereof, and which number of Private Placement Warrants gives effect to the Sponsor’s forfeiture of 1,886,000 Private Placement Warrants in connection with the consummation of the Initial Business Combination and (b) 500,000 shares of Common Stock underlying 500,000 warrants to purchase Common Stock (“public warrants”) held by the Manager following the conversion, in the Domestication, of the Issuer’s warrants to purchase Class A Shares into warrants to purchase Common Stock, which public warrants are not presently exercisable and are not exercisable within 60 days from the date hereof.

(4)

The percentage reported in this Schedule 13D is based upon 59,661,273 shares of Common Stock outstanding immediately following the Initial Business Combination, as set forth in the Current Report on Form 8-K filed by the Issuer with the SEC on September 10, 2021.

1.	Names of Reporting Persons. Genesis Park II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF-OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,094,406(1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,094,406(1)(2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,094,406(1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2%(4)
14.	Type of Reporting Person (See Instructions) OO

(1)

Immediately prior to the consummation by the Issuer of the Initial Business Combination, the Issuer effected the Domestication pursuant to which the Issuer changed its jurisdiction of incorporation from the Cayman Islands to the State of Delaware and in connection therewith, among other things, (a) the Issuer was renamed Redwire Corporation and (b) the Class A Shares and Class B Shares were converted automatically by operation of law, on a one-for-one basis, into shares of Common Stock, as more fully described under the heading “Domestication Proposal” in the proxy statement/prospectus accompanying the Issuer’s registration statement on Form S-4 (File No. 333-257710) (the “Registration Statement”).

(2)

Includes (a) 4,094,406 shares of Common Stock held by Genesis Park Holdings (the “Sponsor”) following the conversion, in the Domestication, of the 4,094,406 Class B Shares then held by the Sponsor into shares of Common Stock and (b) 2,000,000 shares of Common Stock held by the Manager, of which (i) 1,000,000 shares of Common Stock are held by the Manager following the conversion, in the Domestication, of the 1,000,000 Class A Shares then held by the Manager into shares of Common Stock and (ii) 1,000,000 shares of Common Stock were purchased by the Manager in a private placement that was consummated substantially concurrently with the closing of the Initial Business Combination. The Sponsor is controlled by its Manager (as defined below), which is controlled by its General Partner (as defined below). Manager and General Partner have voting and dispositive power over the securities held by the Sponsor. Other than for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of Manager and General Partner disclaims any beneficial ownership of securities reported herein other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(3)

Excludes (a) 5,406,541 shares of Common Stock underlying 5,406,541 warrants to purchase Common Stock held by the Sponsor (“Private Placement Warrants”) following the conversion, in the Domestication, of the Issuer’s warrants to purchase Class A Shares into warrants to purchase Common Stock, which Private Placement Warrants are not presently exercisable and are not exercisable within 60 days from the date hereof, and which number of Private Placement Warrants gives effect to the Sponsor’s forfeiture of 1,886,000 Private Placement Warrants in connection with the consummation of the Initial Business Combination and (b) 500,000 shares of Common Stock underlying 500,000 warrants to purchase Common Stock (“public warrants”) held by the Manager following the conversion, in the Domestication, of the Issuer’s warrants to purchase Class A Shares into warrants to purchase Common Stock, which public warrants are not presently exercisable and are not exercisable within 60 days from the date hereof.

(4)

The percentage reported in this Schedule 13D is based upon 59,661,273 shares of Common Stock outstanding immediately following the Initial Business Combination, as set forth in the Current Report on Form 8-K filed by the Issuer with the SEC on September 10, 2021.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 8, 2020 (as amended on March 30, 2021, and as further amended from time to time, the “Schedule 13D”) by Genesis Park II LP, a Delaware limited partnership (“Manager”), and Genesis Park II GP LLC, a Delaware limited liability company (“General Partner” and together with Manager, the “Reporting Persons”, relating to their beneficial ownership in Redwire Corporation (f/k/a Genesis Park Acquisition Corp.) (the “Issuer”). Except to the extent set forth in this Amendment, all material information disclosed in the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is amended and restated as follows:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Redwire Corporation (f/k/a Genesis Park Acquisition Corp.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 8226 Philips Highway, Suite 101, Jacksonville, Florida 32256.

Item 3	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

On September 2, 2021, Manager consummated the previously disclosed Manager PIPE Investment pursuant to which the Manager purchased 1,000,000 shares of Common Stock for an aggregate purchase price of $10,000,000, or $10.00 per share of Common Stock, in a private placement that closed substantially concurrently with the Initial Business Combination (the “PIPE Financing”). Manager purchased the Common Stock using working capital.

On September 2, 2021, Mr. Hobby, Mr. Gibson and GP III consummated the previously disclosed Scheduled Person Investments pursuant to which (a) Mr. Hobby purchased 150,000 shares of Common Stock for an aggregate purchase price of $1,500,000, or $10.00 per share of Common Stock, (b) Mr. Gibson purchased 100,000 shares of Common Stock for an aggregate purchase price of $1,000,000, or $10.00 per share of Common Stock, and (c) GP III purchased 150,000 shares of Common Stock for an aggregate purchase price of $1,500,000, or $10.00 per share of Common Stock, in each case, in the PIPE Financing. Each of Mr. Hobby and Mr. Gibson purchased the Common Stock using personal funds and GP III purchased the Common Stock using working capital.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

As previously disclosed, on March 25, 2021, the Issuer entered into the Merger Agreement, pursuant to which the parties proposed to enter into the Initial Business Combination. The Initial Business Combination and the closing of the Transactions pursuant to the Merger Agreement, including the Domestication, occurred on September 2, 2021. On the Closing Date, among other things:

(a)

immediately prior to the effective time of the First Merger, the Issuer effected the Domestication pursuant to which: (i) the Issuer’s name changed to “Redwire Corporation,” (ii) each outstanding Class A Share and each outstanding Class B Share was converted automatically by operation of law into one share of Common Stock, (iii) each outstanding warrant to purchase a Class A Share was converted automatically by operation of law into one warrant to purchase a share of Common Stock and (iv) each issued and outstanding Unit of the Issuer that had not been previously separated into the underlying Class A Share and the underlying warrant to purchase a Class A Share prior to the Domestication was cancelled and, following the Domestication, entitles the holder thereof to one share of Common Stock and one-half of one warrant representing the right to purchase one share of Common Stock at an exercise price of $11.50 per share;

(b)

immediately prior to the Closing, pursuant to the previously disclosed Warrant Forfeiture Agreement, the Sponsor forfeited and surrendered to the Issuer 1,886,000 Private Placement Warrants for no consideration;

(c)

substantially concurrently with the Closing, pursuant to the previously disclosed Manager Subscription Agreement and Scheduled Person Subscription Agreements entered into in connection with the execution of the Merger Agreement, (i) Manager consummated the Manager PIPE Investment and (ii) each of Mr. Hobby, Mr. Gibson and GP III consummated the Scheduled Person Investments; and

(d)	at the Closing, Mr. Hobby resigned as the Chief Executive Officer and as a Director of the Issuer.

Item 5	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

(a) and (b)

The percentage reported in the Schedule 13D is based upon 59,661,273 shares of Common Stock outstanding immediately following the Initial Business Combination, as set forth in the Issuer’s Current Report on Form 8-K filed by the Issuer with the SEC on September 10, 2021.

The aggregate number and percentage of shares of Common Stock over which each Reporting Person may have dispositive and voting power are as follows:

(i)

Manager, (x) as the record holder of 2,000,000 shares of Common Stock may be deemed to share dispositive and voting power over such shares of Common Stock and (y) as the manager of the Sponsor, has voting and investment discretion with respect to the securities held by the Sponsor, and may be deemed to share dispositive and voting power over 4,094,406 shares of Common Stock held of record by the Sponsor, together constituting 10.2% of the Common Stock outstanding, with General Partner. The foregoing excludes the 5,906,541 shares of Common Stock underlying the 5,406,541 Private Placement Warrants held of record by the Sponsor and the 500,000 public warrants held of record by Manager, which are not exercisable and will not be exercisable within 60 days. Manager disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(ii)

General Partner, as the general partner of Manager, has voting and investment discretion with respect to the securities held by Manager and the Sponsor, and may be deemed to share dispositive and voting power over the 2,000,000 shares of Common Stock held of record by the Manager and may be deemed to share dispositive and voting power over 4,094,406 shares of Common Stock held of record by the Sponsor, together constituting 10.2% of the Common Stock outstanding, with Manager. The foregoing excludes 5,906,541 shares of Common Stock underlying the 5,406,541 Private Placement Warrants held of record by the Sponsor and the 500,000 public warrants held of record by Manager, which are not exercisable and will not be exercisable within 60 days. Manager disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(iii)

Paul W. Hobby, (x) as the record holder of 250,000 shares of Common Stock has voting and investment discretion with respect to such 250,000 shares of Common Stock and (y) as the manager of GP III, has voting and investment discretion with respect to the securities held by GP III, and may be deemed to share dispositive and voting power over 50,000 shares of Common Stock held of record by GP III. The foregoing excludes the 50,000 shares of Common Stock underling the 50,000 public warrants held of record by Mr. Hobby, which are not exercisable and will not be exercisable within 60 days

(iv)

Steven Gibson, as the record holder of 150,000 shares of Common Stock has voting and investment discretion with respect to such 150,000 shares of Common Stock. The foregoing excludes the 25,000 shares of Common Stock underlying the 25,000 public warrants held of record by Mr. Gibson, which are not exercisable and will not be exercisable within 60 days

(c) The information in Item 3 is incorporated herein by reference. Except as disclosed in this Schedule 13D, as amended, there have been no transactions in the shares of Common Stock by the Reporting Persons within the past 60 days. The information set forth in Item 6 under the headings “Securities Subscription Agreement,” “Warrant Agreement and Private Placement Warrants Purchase Agreement” and “Warrant Forfeiture Agreement” is incorporated by reference herein.

(d) Persons other than the Reporting Persons have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities. The Sponsor holds 4,094,406 shares of Common Stock, constituting 6.9% of the shares of Common Stock outstanding.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

Voting and Support Agreement

In connection with the Merger Agreement, on March 25, 2021, Manager entered into a Voting and Support Agreement with Cosmos and Holdings (the “Voting and Support Agreement”) pursuant to which Manager agreed, among other things, to (i) vote all ordinary shares owned by Manager in favor of the adoption of the Merger Agreement and the Transactions and (ii) not to elect to redeem or tender or submit for redemption its ordinary shares in connection with the Business Combination.

The foregoing description of the Voting and Support Agreement is qualified in its entirety by reference to the full text of such agreement, the form of which was filed as Exhibit 10.19 to the Registration Statement on Form S-4 filed by the Issuer with the SEC on July 6, 2021 and incorporated by reference herein as Exhibit 10.10.

The transactions pursuant to the Voting and Support Agreement, the Manager Subscription Agreement, the Scheduled Person Subscription Agreement and the Warrant Forfeiture Agreement were consummated on the Closing Date. As previously disclosed, certain obligations with respect to governance matters, registration rights and lock-up periods pursuant to the Investor Rights Agreement and the Amended and Restated Sponsor Agreement will continue after the Closing.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented to add the following:

Exhibit 10.10: Form of Voting and Support Agreement of Genesis Park (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-4 filed by the Issuer with the SEC on July 6, 2021)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2021	Genesis Park II LP

By: Genesis Park II GP LLC, its general partner

	By:	/s/ Paul W. Hobby
Paul W. Hobby, Authorized Signatory

Dated: September 10, 2021	Genesis Park II GP LLC

By: Genesis Park Holdco LP, its managing member

By: HSG GP LLC, its general partner

	By:	/s/ Paul W. Hobby
Paul W. Hobby, Authorized Signatory

Exhibit Index

Exhibit 10.10: Form of Voting and Support Agreement of Genesis Park (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-4 filed by the Issuer with the SEC on July 6, 2021)